AMENDMENT TO

EXPENSE LIMITATION AGREEMENT

FOR JPMORGAN TRUST II FUNDS

(Effective as of February 15, 2007)

Effective February 15, 2007, the third sentence of the first paragraph of the expense limitation agreement for each series of JPMorgan Trust II (each, a “Fund”) is deleted and replaced with the following:

This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses and expenses related to the JPMorgan Funds’ deferred compensation plan.

The revised sentence will be incorporated into the individual expense limitation agreement for each Fund to the extent they are renewed on a annual basis.

Please acknowledge acceptance on the enclosed copy of this letter.

JPMorgan Investment Advisors Inc.	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.
By:	By:

Accepted by: JPMorgan Trust II
By: